Exhibit 99.1

Vermilion Energy Inc. Provides Updates on Planned 2012 Capital Program, 2011 Operational Performance, 2012 Hedge Positions and Provides Information on Non-Resident Withholding Tax

CALGARY, Alberta--(BUSINESS WIRE)--December 21, 2011--Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX – VET) is pleased to announce that its Board of Directors has approved an initial capital program for 2012 of approximately $375 million. With the Company’s recently announced signing of a purchase and sale agreement to acquire approximately 2,200 boe/d of high quality production in France (the “France Asset Acquisition”) and the current economic and political instabilities in certain regions around the globe, Vermilion’s management and Board of Directors has elected to enter 2012 with a capital program designed to retain financial flexibility and ensure the continued strength of Vermilion’s balance sheet.

The approved $375 million capital program will target Vermilion’s higher margin projects focused on oil and high netback European gas in addition to approximately $92 million earmarked for the ongoing development of the Corrib natural gas project. Taking into consideration the approved $375 million capital program, the France Asset Acquisition and the final US$135 million Corrib acquisition payment due in December 2012 (the “Corrib Payment”), Vermilion currently anticipates total capital expenditures of approximately $630 million in 2012.

Total Capital Expenditures

Country	2011 Actual* ($mm)	2012 Budget ($mm)
Canada	$328	$128
France	29	45
Netherlands	58	27
Australia	20	83
	$435	$283
Ireland	66	92
Total Development Capital	$501	$375

France Asset Acquisition	-	115
Corrib Payment (US$135 million)	-	140
Total Capital Expenditures	$501	$630

*Estimated

Total Development Capital by Category

Category	2011 Actual* ($mm)	2012 Budget ($mm)
Drilling and completion	$267	$187
Workovers and recompletions	17	11
Production equipment and facilities (including Ireland)	132	145
Seismic and studies	7	10
Land	68	5
Other	10	17
Total Development Capital	$501	$375

*Estimated

The Canadian capital program of approximately $128 million includes an estimated $110 million of predominantly Cardium related drilling activity, representing approximately 55% of all planned exploration and development related expenditures in 2012. The program envisages the drilling of approximately 20 (net) new Cardium wells in 2012 in addition to expenditures on related facilities and equipment, other drilling, land maintenance and various smaller non-operations related capital activities.

Expenditures in France are estimated at approximately $45 million related to an annual workover and optimization program, facilities construction and subsurface maintenance in addition to other capital activities including capital pertaining to the France Asset Acquisition.

In the Netherlands, Vermilion anticipates spending approximately $27 million related to a three well drilling program comprised of two development wells and one exploration well, in addition to expenditures related to permitting activities and ongoing lease and facility construction and maintenance.

Australia capital expenditures are estimated at approximately $83 million in 2012 related to a two to three well drilling program and certain non-recurring facility maintenance activities to replace critical long-life components that will extend the current operational life of the platform.

Combined with the recently announced France Asset Acquisition, the approved $375 million capital program is anticipated to deliver growth in crude oil production and higher netback European gas production of approximately 10%, respectively, offset to some extent by declines in lower margin Canadian gas production resulting in overall production growth in the range of 6% to 8% in 2012. As a result, the Company is currently targeting 2012 average annual production volumes of between 37,000 and 38,000 boe/d levered nearly 83% to crude oil pricing, including Vermilion’s Netherland’s gas production which is priced against a basket of primarily crude based heating products. Vermilion’s anticipated 2012 production volumes will be weighted approximately 63% to crude oil of which approximately 70% will be crude oil priced directly to Brent.

In planning the $375 million capital program, Vermilion has staged its activity to enable additional, predominantly Cardium focused, capital activities to be undertaken in 2012, subject to Board of Directors approval, should Vermilion management’s current assessment of the stability in global economic conditions improve during the course of the year.

“Vermilion believes in taking a long-term and fiscally conservative approach to its business activities, an approach that has served us well in the past,” stated Lorenzo Donadeo, President and CEO of Vermilion. “With the volatility of commodity prices in recent months stemming from continued uncertainty regarding the fiscal stability of many regions and the significant level of Vermilion’s fixed capital commitments in 2012, we have elected to take a measured approach to spending for 2012. This budget will provide for continued growth while ensuring a strong and flexible balance sheet to support our business through the final stages of development of our Corrib offshore gas project in Ireland. This spending plan keeps us on track to achieve our stated objective of 50,000 boe/d in 2015, which represents an approximate 40% increase from average 2011 production volumes.”

2011 Operational Performance

Vermilion remains on track to achieve full year 2011 average production guidance of 35,000 to 36,000 boe/d, an approximate 10% increase over 2010, and exit with production volumes for the month of December 2011 of more than 37,000 boe/d. The Company remained active in its key Cardium play during 2011 by drilling or participating in nearly 50 net wells and anticipates exiting 2011 with related production volumes of more than 6,000 boe/d. By the end of 2011, Vermilion will have drilled or participated in approximately 70 net Cardium wells in total with a remaining inventory of approximately 300 net locations to support continued growth in operated production volumes to between 10,000 and 12,000 boe/d over the next two to three years.

Hedging Update

To date, Vermilion has hedged a total of more than 3.5 million boe of crude oil for varying periods in 2012 (representing an annual average of approximately 9,750 boe/d of crude oil production) through a combination of puts and collars with an average floor price of $82.55 per boe. Approximately 24% of the crude oil production hedged for 2012 is priced related to West Texas Intermediate with an average floor price of $80.70 per boe with the remainder priced relative to Brent crude oil with an average floor price of $83.13 per boe. Vermilion’s entire hedge position is regularly updated and available for viewing on Vermilion’s website at http://www.vermilionenergy.com/ir/hedging.cfm.

Non-Resident Withholding Tax

Vermilion wishes to advise that effective April 19, 2011 the Canada Revenue Agency ("CRA") has introduced new forms (the “Forms”) to be completed by non-Canadian resident shareholders that reside in countries with which Canada has a tax treaty to certify that they are eligible for treaty benefits in that country in order to continue to have non-resident tax withheld at the reduced tax rate specified by the applicable tax treaty (the "Reduced Treaty Rate"). Income tax treaties between Canada and foreign countries generally provide for a lower rate of withholding tax to be deducted from various kinds of income payments to non-residents of Canada, including dividends.

Effective January 1, 2012, the CRA has instructed Vermilion’s paying agent, Computershare Trust Company of Canada (“Computershare”), subject to receiving the appropriate completed Form, to begin withholding tax at a statutory rate of 25% from all applicable payments or credits to non-Canadian resident shareholders.

Registered non-Canadian resident shareholders whose names appear on the records of Computershare, Vermilion’s registrar and transfer agent, will receive a form directly from Computershare requesting information to confirm that they are eligible for tax treaty benefits. Failure to return a completed form to Computershare will result in Computershare withholding tax at the statutory rate of 25% on any payments to registered non-Canadian resident shareholders. To qualify for any applicable Reduced Treaty Rate on Vermilion’s December dividend of $0.19 per share, payable on January 16, 2012, registered non-resident shareholders must return such form to Computershare on or before December 30, 2011.

Non-registered, non-Canadian resident shareholders' eligibility for any applicable Reduced Treaty Rate will be determined by each such shareholder's broker and not by Vermilion or Computershare. Non-registered shares are generally held in a brokerage account and are thus registered in the name of the investor's broker or a depositary. Certain brokers may require additional information or certifications in order to determine a non-registered non-Canadian resident shareholder's eligibility for any applicable Reduced Treaty Rate. Non-registered, non-Canadian resident shareholders are encouraged to contact their brokers or other tax, legal or financial advisors in the event that they have any questions or concerns in this regard.

The foregoing tax related information is provided for information purposes only. The information is of a general nature only, is not exhaustive of all tax considerations and is not intended to constitute legal or tax advice to any investor. Vermilion encourages shareholders to seek advice from their respective broker or tax, legal or financial advisor for additional information relating to the status of their residency for tax purposes.

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of C$0.19 per month per share. Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DISCLAIMER

Certain statements included in this press release may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this press release may include, but are not limited to:

  anticipated 2012 capital budget, capital expenditures and related development plans;
  anticipated 2012 average production levels and production mix;
  anticipate crude oil and European gas growth;
  anticipate declines in Canadian natural gas production;
  anticipated Cardium production volumes at year-end 2011 and over the next two to three years;
  the closing of the proposed France asset acquisition;
  the anticipated impact of the CRA policy regarding non-resident withholding tax;

In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  satisfaction of all conditions and closing of the proposed France Asset Acquisition;
  the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its capital activities;
  the ability of Vermilion to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  currency, exchange and interest rates;
  future oil and natural gas prices; and
  Management’s expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
  Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

Reference is made to the Company’s annual information form for the year ended December 31, 2010 dated March 10, 2011 for a description of other risks that could affect the Company’s results and cause results to differ from those expressed in the Company’s forward looking statements.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

CONTACT:
Vermilion Energy Inc.
Lorenzo Donadeo, 403-269-4884
President & CEO
or
Curtis W. Hicks, C.A., 403-269-4884
Executive VP & CFO
or
Dean Morrison, 403-269-4884
Director Investor Relations
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com